Contact

www.linkedin.com/in/ezrajgoldman (LinkedIn)

Top Skills

Entrepreneurship
Sustainability
Start-ups

Languages

Swedish (Professional Working)
English (Native or Bilingual)
Chinese (Limited Working)
Spanish (Limited Working)
French (Limited Working)
Danish (Professional Working)

Certifications

Leadership in Energy and Environmental Design, Accredited Professional (LEED AP)

Publications

Non-Motorized Transport Integration into Urban Transport Planning in Africa

From Mobility Devices to Connectivity Devices: Rethinking the Role of Space in a Networked World

Ezra Goldman

Building on demand car subscriptions at Upshift
San Francisco, California, United States

Summary

Upshift is eliminating car ownership, car accidents, and carbon emissions while creating living jobs and livable cities. We're revolutionizing car leasing by building a flexible monthly car membership
without the hassles of traditional car ownership. Subscribe to an EV that comes to you on the days you drive.

Sound interesting? Get in touch!

I have a history of moving people to drive systemic change:

1999: dockless bikeshare
2006: EV scootershare
2008: real-time rideshare
2009: P2P carshare
2011: autonomous rideshare
Today: Upshift

Work has been in NYTimes, Wired, Discovery Channel, Business Insider, This Week in Startups, Gizmodo, Metropolis, Curbed and others.

Achievements
- Hitchhiked across Europe in 1997
- Avoided Tibetan prison by convincing police I was Chinese
- Hacked free plane tickets to keep up a 3-year transcontinental relationship
- Traveled through 5 countries with no passport in 2011, including entering USA

Experience

Upshift

Co-Founder & CEO
October 2012 - Present (10 years 3 months)
San Francisco, CA

Car leasing redefined for urban living: All-inclusive car subscriptions based on your personal monthly needs. Get a Toyota RAV4 hybrid or Prius delivered on the days you need it.

Lyft

Driver

January 2017 - April 2017 (4 months)
San Francisco Bay Area

What's it like to be a rideshare driver?

Drove for both Uber and Lyft to better understand the rideshare space (average trip length/type, driver pay, user experience issues for drivers and riders, etc.). Also gained a lot of respect and empathy for the challenges of being a driver.

ReachNow

Operations

December 2015 - April 2016 (5 months)
San Francisco Bay Area

What does it take to operate a shared fleet of 80 electric BMWs?

Fleet operations for BMW ReachNow Carshare (then called "BMW DriveNow") to better understand fleet operations issues like parking, distribution, and electric vehicle charging for a shared fleet of 80 all-electric BMW 1 series (free-floating, base station, and fixed parking locations). I also gained empathy for entry level fleet associates and their motivations and challenges on the job.

Stanford University

Mentor

January 2012 - June 2012 (6 months)
Palo Alto, CA

Inventing a cure for electric vehicle range anxiety.

Mentored a multi-disciplinary team of students at the d.School for ME380 "Collaborating with the Future: Launching Large Scale Sustainable Transformations" taught by Banny Banerjee. Our team developed a concept focused on the future of mobility for a major Tier 1 in-car technology company.

EMBARQ

Consultant

November 2011 - February 2012 (4 months)

Will the Chinese share cars?

Early stage research funded by a major car manufacturer studying the potential for carsharing in emerging markets (China, Brazil, Mexico, India, & Turkey).

piipl

Managing Director (CEO)

August 2008 - August 2010 (2 years 1 month)

Copenhagen Area, Denmark

Involving users in innovation.

Managed a software startup to involve people in innovation and change processes by capturing, organizing, and discussing pictures, video, and text. Managed the company, conducted sales and business development, and created a business strategy.

Copenhagen Institute of Interaction Design

Design Strategist (Consultant)

January 2009 - March 2009 (3 months)

USA & Denmark

Solving the obesity epidemic.

Developed user centered insights around "obesity in America" to help a major pharmaceuticals company develop new services to go with their insulin products.

Copenhagen Living Lab

Concept Designer

August 2008 - December 2008 (5 months)

Copenhagen Area, Denmark

Reinventing the Danish welfare state.

1) Helping facilitate dialogue between industry, academia, and municipal partners to develop new concepts for social services for seniors in Denmark
2) User studies for market research webtool (piipl)

Moved from consulting role into heading up piipl webtool startup, a spinoff of CLL.

City CarShare
Consultant
July 2008 - August 2008 (2 months)

What does it take to share cars?

Needs analysis for new core IT system to run San Francisco carshare organization.

Jump Associates
Extern
August 2007 - December 2007 (5 months)
San Mateo

How does the internet impact our business?

Strategy on the impact of the future of the internet and connected technology on the core offerings of the world's largest tech company.

Education

Massachusetts Institute of Technology
Master’s Degree, Urban Planning, Urban Design, Mobile Technology · (2005 - 2007)

University of Copenhagen
PhD (ABD), Transportation · (2010 - 2011)

Reed College
BA, Anthropology · (1998 - 2003)

云南师范大学 (Yunnan Normal University)
· (2001 - 2001)

Furulundsskolan
High School · (1995 - 1996)